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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D. C.   20549


                            REPORT OF FOREIGN ISSUER

                   PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                      For the period ending August 29 2002

                            CAMPBELL RESOURCES INC.
                               (Registrant's Name)

                          1155, University, Suite 1405,

                                Montreal, Quebec

                                 Canada H3B 3A7
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes [ ]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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Filed with this Form 6-K is the following which is incorporated herein by reference:

99.1 Quarterly Report for the second quarter ended June 30, 2002, including Management's Discussion and Analysis and Consolidated Financial Statements for the quarter ended June 30, 2002.
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                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   CAMPBELL RESOURCES INC.

                                   /s/LORNA D MACGILLIVRAY.
                                   -----------------------
                                   LORNA D. MACGILLIVRAY
                                   Vice President, Secretary and General Counsel

DATE: AUGUST 29, 2002
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                                  EXHIBIT INDEX

99.1  Quarterly Report for the quarter ended June 30, 2002